COMMENTS RECEIVED ON JUNE 26, 2017

FROM CHAD ESKILDSEN

FIDELITY COLCHESTER STREET TRUST (File Nos. 811-03320 and 002-74808)

All funds (Form N-CSR Filing)

“Notes to Financial Statement”

C:

Please explain why the accounting policy related to liquidity fees and redemption gates is not discussed in the Notes to Financial Statements.

R:

Consistent with general accepted accounting principles, the funds identified and described in the notes to financial statements accounting principles that materially affected the determination of financial position or results of operations during the period. Liquidity fees and redemption gates did not affect the funds’ financial position or results of operations and therefore we did not disclose the accounting policy in the notes to the financial statements.